June 9, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Elicio Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

28657F103

(CUSIP Number)

Alejandro Moreno

Langhorne S. Perrow

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Nicholas P. Pellicani

Debevoise & Plimpton LLP

65 Gresham Street

EC2V 7NQ

London

+ 44 20 7786 9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

CUSIP No. 28657F103

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 689,569 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 689,569 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 689,569 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 7.11%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of approximately 9,700,000 shares of Common Stock issued and outstanding on a fully-diluted basis immediately following the consummation of the Merger on June 1, 2023, as set forth in the Issuer’s current report on Form 8-K, filed on June 2, 2023.

CUSIP No. 28657F103

1	NAME OF REPORTING PERSON. Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 689,569 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 689,569 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 689,569 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 7.11%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of approximately 9,700,000 shares of Common Stock issued and outstanding on a fully-diluted basis immediately following the consummation of the Merger on June 1, 2023, as set forth in the Issuer’s current report on Form 8-K, filed on June 2, 2023.

CUSIP No. 28657F103

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 689,569 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 689,569 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 689,569 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 7.11%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of approximately 9,700,000 shares of Common Stock issued and outstanding on a fully-diluted basis immediately following the consummation of the Merger on June 1, 2023, as set forth in the Issuer’s current report on Form 8-K, filed on June 2, 2023.

CUSIP No. 28657F103

1	NAME OF REPORTING PERSON. Clal Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 689,569 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 689,569 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 689,569 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 7.11%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of approximately 9,700,000 shares of Common Stock issued and outstanding on a fully-diluted basis immediately following the consummation of the Merger on June 1, 2023, as set forth in the Issuer’s current report on Form 8-K, filed on June 2, 2023.

CUSIP No. 28657F103

1	NAME OF REPORTING PERSON. Clal Biotechnology Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 689,569 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 689,569 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 689,569 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 7.11%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of approximately 9,700,000 shares of Common Stock issued and outstanding on a fully-diluted basis immediately following the consummation of the Merger on June 1, 2023, as set forth in the Issuer’s current report on Form 8-K, filed on June 2, 2023.

CUSIP No. 28657F103

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 689,569 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 689,569 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 689,569 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 7.11%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on an aggregate of approximately 9,700,000 shares of Common Stock issued and outstanding on a fully-diluted basis immediately following the consummation of the Merger on June 1, 2023, as set forth in the Issuer’s current report on Form 8-K, filed on June 2, 2023.

CONTINUATION PAGES TO SCHEDULE 13D

This Schedule 13D is being filed by Access Industries Holdings LLC (“AIH”), Access Industries Management, LLC (“AIM”), Access Industries, LLC (“Access LLC”), Clal Industries Ltd. (“CI”), Clal Biotechnology Industries Ltd. (“CBI”) and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report the acquisition of common stock, $0.01 par value per share (the “Common Stock”), of Elicio Therapeutics, Inc. (the “Issuer”).

Item 1	Security and Issuer

This Schedule 13D relates to the Common Stock of the Issuer. The address of the Issuer’s principal executive office is: 451 D Street, 5th Floor, Boston, MA 02210.

Item 2	Identity and Background

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship

Access Industries Holdings LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries, LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries Management, LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Manager of holdings of strategic investments in a variety of industries worldwide	Delaware

Clal Industries Ltd.	3 Azrieli Center Triangle Tower, 45th Floor, 132 Menachem Begin St. Tel Aviv, 6702301	Diversified holding company	Israel

Clal Biotechnology Industries Ltd.	3 Azrieli Center Triangle Tower, 45th Floor, 132 Menachem Begin St. Tel Aviv, 6702301	Investing in life sciences companies and ventures	Israel

Len Blavatnik	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Chairman of Access Industries, Inc., the principal business of which is holding strategic investments in a variety of industries worldwide	United States of America

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.3 hereto.

During the last five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, any person listed on Annex A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

In 2013, CBI acquired from AIH all of the interests in CBI USA, LLC (formerly known as Access BridgeGap, LLC), which held, among other assets, 3,300,000 shares of Series A Preferred Stock of Elicio Therapeutics, Inc. (“Elicio”) previously purchased for an aggregate investment amount of $3,300,000. The consideration for the acquisition of such interest was financed by AIH. In 2013, CBI USA, LLC was liquidated and all of its holdings in Elicio were subsequently transferred to CBI for no consideration.

Between 2014 and 2015, CBI purchased an aggregate of 1,700,000 additional shares of Series A Preferred Stock for an aggregate investment amount of $1,700,000, as part of a series of milestone closings.

Between 2015 and 2018, CBI purchased convertible promissory notes (the “Initial Notes”) issued by Elicio in an aggregate principal amount of $6,347,701. In August 2018, the principal amounts of the Initial Notes held by CBI, together with the interest thereon, were automatically converted into 9,399,504 shares of Series B Preferred Stock of Elicio. As part of the Series B Preferred financing round, CBI was issued 3,599,872 warrants to purchase shares of common stock of Elicio. Of these warrants, 1,250,000 warrants were issued in exchange for an agreement by CBI to terminate the right to receive dividends under the Series A Preferred Stock.

In 2021, CBI purchased 2,000,000 additional shares of Series B Preferred Stock of Elicio for an aggregate investment amount of $2,000,000. In 2021, CBI purchased convertible promissory notes (the “2021 Notes”) issued by Elicio in an aggregate principal amount of $2,165,699. In October 2022, the principal amount of the 2021 Notes held by CBI, together with the interest thereon were automatically converted into 10,507,999 shares of Series C-2 Preferred Stock of Elicio. CBI funded the foregoing purchases using cash on hand.

On January 17, 2023, Angion Biomedica Corp., a Delaware corporation (“Angion”), Elicio and Arkham Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Angion (“Merger Sub”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). On June 1, 2023, pursuant to the Merger Agreement, Merger Sub merged with and into Elicio (the “Merger”), with Elicio surviving and continuing as a wholly owned subsidiary of the Issuer, and the Issuer was renamed “Elicio Therapeutics, Inc.”

In accordance with the terms of the Merger Agreement, immediately prior to the effective time of the Merger, each share of Series A Preferred Stock, Series B Preferred Stock and Series C-2 Preferred Stock of Elicio automatically converted into a number of shares of common stock of Elicio in accordance with Elicio’s organizational documents. Additionally, immediately prior to the effective time of the Merger, Angion effected a reverse stock split of its common stock (“Common Stock”) at a ratio of 10-for-1. At the effective time of the Merger, each outstanding share of common stock of Elicio (after giving effect to the automatic conversion of all shares preferred stock of Elicio into shares of common stock of Elicio and excluding any shares held as treasury stock by Elicio or held or owned by Angion or any subsidiary of Angion or Elicio and any dissenting shares), was converted into the right to receive approximately 5,375,751 shares of Common Stock, based on an exchange ratio of 0.0181 (the “Exchange Ratio”). Additionally, in connection with the Merger, Angion assumed outstanding and unexercised warrants to purchase shares of Elicio common stock, and such warrants were converted into warrants to purchase shares of Common Stock based on the Exchange Ratio, with the number of shares and exercise price being adjusted by the Exchange Ratio. As a result, CBI acquired 624,412 shares of Common Stock and 65,157 warrants to purchase shares of Common Stock at an exercise price of $60.77 in connection with the Merger.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. The Merger Agreement was filed by the Issuer as Exhibit 2.1 to the Issuer’s Form 8-K, as filed with the Securities and Exchange Commission on January 17, 2023.

Item 4	Purpose of Transaction

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons who hold securities of the Issuer directly acquired those shares as an investment in the regular course of their businesses. The Reporting Persons may engage in discussions with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Assaf Segal, the Chief Executive Officer of CBI, currently serves on the Issuer’s board of directors. The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional shares of Common Stock in the open market, block trades, negotiated transactions, or otherwise. The Reporting Persons may also dispose of all or a portion of the Issuer’s securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Common Stock, in each case, subject to limitations under applicable law and the Lock-up Agreement (as defined below).

The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons’ future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

Except as set forth above, the Reporting Persons have no plans or proposals with respect to the Issuer.

Item 5	Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

624,412 shares of Common Stock and 65,157 warrants to purchase shares of Common Stock at an exercise price of $60.77 are owned directly by CBI and each of AIH, Access LLC, AIM, CI and Mr. Blavatnik may be deemed to share voting and investment power over the securities owned by CBI because (i) Len Blavatnik controls AIM, AIH, Access LLC and AI International GP Limited (the general partner of AI SMS, as defined below), (ii) Access LLC controls a majority of the outstanding voting interests in AIH, (iii) AIM controls Access LLC and AIH, (iv) AIH owns a majority of the equity of AI SMS L.P. (“AI SMS”), (v) AI SMS owns a majority of the equity of AI Diversified Holdings Ltd. (“Holdings Limited”), (vi) Holdings Limited owns AI Diversified Parent S.à r.l., which owns AI Diversified Holdings S.à r.l., which owns Access AI Ltd (“Access AI”), (vii) Access AI wholly owns CI and (viii) CI is the controlling shareholder of CBI. Each of the Reporting Persons (other than CBI), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of the securities held directly by CBI.

(c) The response to Item 3 is incorporated by reference herein. Other than as disclosed herein, the Reporting Persons have not effected any transactions in the Common Stock or related warrants during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Lock-up Agreement

In connection with the Merger, CBI entered into a lock-up agreement, dated January 17, 2023 (the “Lock-up Agreement”), with the Issuer and Elicio. Pursuant to the Lock-up Agreement, CBI agreed, among other things, to accept certain restrictions on transfers of the shares of Common Stock held by CBI for the 180-day period following the effective time of the Merger.

The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-up Agreement filed as an exhibit and incorporated herein by reference.

Information Agreement

In connection with the Merger, CBI entered into an information rights letter, dated May 30, 2023 (the “Information Rights Agreement”), with the Issuer. The Information Rights Agreement provides CBI with the right to receive the Issuer’s annual and quarterly financial statements, auditor consent letters and valuation reports, and other information reasonably required by CBI to enable it to prepare its financial statements. The Information Rights Agreement also requires the Issuer to provide CBI with information material to the Issuer and mandated to be disclosed by the requirements applicable to CBI, as well as certain other material information of the Issuer. The Information Rights Agreement contains customary confidentiality provisions and terminates when CBI, and any company that controls CBI, ceases to be required to issue immediate and periodic reports pursuant to the Israeli Securities Law 5728-1968, as amended, and/or the Securities Exchange Act of 1934, as amended.

The foregoing description of the Information Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Information Rights Agreement, which is filed as an exhibit and incorporated herein by reference.

Assignment Arrangement

Assaf Segal, a member of the Issuer’s board of directors, has agreed with CBI that any salary or renumeration received from portfolio companies in which CBI invests will be transferred to CBI and deemed to be CBI’s property, unless otherwise agreed by CBI (the “Assignment”).

In connection with the Merger, Mr. Segal’s options to purchase shares of Elicio common stock were converted into 4,525 options to purchase shares of Common Stock, with an exercise price of $3.87 per share, 25% of which vest on December 6, 2023, with the remainder vesting in equal monthly installments over a two-year period thereafter, and with an expiration date of December 6, 2032 (the “Options”). As a result of the Assignment, shares of Common Stock underlying the Options and consideration or compensation received by Mr. Segal from their sale, as well as any other future awards or renumeration by the Issuer, will be transferred to CBI and are deemed to be the property of CBI. CBI has undertaken to bear all expenses incurred by Mr. Segal in connection with the Options or their transfer to CBI, including taxes.

Item 7	Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2023).

99.2	Information Rights Letter, dated as of May 30, 2023, by and between Clal Biotechnology Industries Ltd. and Elicio Therapeutics, Inc. (incorporated by reference to Exhibit 10.13 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2023).

99.3	Joint Filing Agreement, dated as of June 12, 2023.

99.4	Limited Power of Attorney, dated as of June 12, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2023

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES, LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

CLAL INDUSTRIES LTD.	/s/ Nufar Malovani
Name: Nufar Malovani
Title: Deputy CEO and General Counsel

/s/ Alon Heller
Name: Alon Heller
Title: Vice President

CLAL BIOTECHNOLOGY INDUSTRIES LTD.	/s/ Liat Nissan
Name: Liat Nissan
Title: Vice President – Finance

/s/ Assaf Segal
Name: Assaf Segal
Title: Chief Executive Officer

*
Name: Len Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact

Annex A

Directors and Officers of Clal Biotechnology Industries Ltd.

Name	Principal Business / Occupation	Citizenship
Assaf Segal	Chief Executive Officer of Clal Biotechnology Industries Ltd.	Israel

Liat Nissan	VP Finance	Israel

Avi Fischer	Director, Chairman and Chief Executive Officer of Clal Industries Ltd.; Chariman of Mashav Initiating and Development Ltd.; Chairman of Clal Biotechnology Industries Ltd.; Chairman of Claltech Investments (2016) LP; Director of Golf & Co	Israel

Yuval Yanai	Consulting and accompanying medical firms at Yuval Yanai Consulting and Management Ltd.	Israel

Prof. Gabi Barbash	Chairman of Nara Medical Center Ltd.; Chief Executive of Consilium Israel; Director, Bench to Bedside program, Weizmann Institute of Science, Israel	Israel

Prof. Gad Keren	Professor of Cardiology, Sackler School of Medicine, Tel Aviv University; Head of Cardiology department, Assuta	Israel

Sigalia Heifetz	Director of Clal Industries Ltd.; Director of Mashav Initiating and Development Ltd.; Director of Clal Biotechnology Industries Ltd.	Israel

Nufar Malovani	Deputy Chief Executive Officer, General Counsel and Head of Human Resources at Clal Industries Ltd.; Director of Golf & Co; Director of Clal Biotechnology Industries Ltd.	Israel

Tomer Babai	Senior analyst at Clal Industries Ltd.; Vice President of Claltech Investments (2016) LP.	Israel